SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
EASTERN UTILITIES ASSOCIATES                  )
Boston, Massachusetts                         )
                                              )
EUA COGENEX CORPORATION                       ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-7287)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )


   Enclosed herewith for filing by Eastern Utilities Associates and its wholly-owned subsidiary, EUA Cogenex Corporation, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on February 15, 1995 (Release No. 35-26232) and pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, are the consolidated and consolidating balance sheet, income statement, and statement of cash flows of EUA Cogenex for the quarter ended June
30, 1998 and such other information required to be filed by said order.

                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer


                                 EUA COGENEX CORPORATION

                                 By: /s/ Edward T. Liston
                                     Edward T. Liston
                                     President

November 16, 1998


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1998

ASSETS

                                            EUA                       EUA         EUA        EUA       EUA       EUA      EUA
                                          Cogenex                   Cogenex       Nova       Day       Day I    NEM     Cogenex
                                        Consolidated  Elimination  (Division)  (Division)  (Divis.)  (Divis.)   Inc.    Canada

Utility Plant and Other Investments:
 Utility plant in service               $             $           $           $           $         $        $           $
 Less acc. provision for depreciation
   and amortization
 Net utility plant in service
 Construction work in progress
 Net utility plant
 Non-utility property                     109,427,667              58,760,853           2,352,924  1,150,027  8,493,365
 Less accumulated provision for deprec.    45,681,050              25,507,859             911,701    558,915  3,816,817
 Net non-utility property                  63,746,617              33,252,994           1,441,224    591,113  4,676,548
 Investments in subsidiaries (at equity)      317,005  44,310,364  44,627,369
 Excess of carrying values of investments
   in subsidiaries
Notes receivable                           26,872,902              24,798,844                                              3,553
 Leases receivable                         16,427,798              10,620,902
 Other                                     11,953,629               6,523,503                                    58,351
 Total Utility Plant and Other Invest.    119,317,951  44,310,364 119,823,612           1,441,224    591,113  4,734,899    3,553
Current Assets:
 Cash and temporary cash investment         6,756,130               4,227,939            (229,217)              946,598  193,000
 Notes receivable                          16,269,717  16,888,982  30,972,260           1,732,917                         28,398
 Leases receivable                          2,208,610               1,136,160
 Accounts receivable - Net:
     Customers                             15,197,458               6,525,289           2,032,908              (777,828) 480,923
     Accrued unbilled revenue
     Others                                 7,306,651               3,980,994               8,310       (293)   382,367       95
 Accounts receivable - associated comp.     3,792,907   4,154,473   7,219,786             570,093
    Materials and supplies (at average
       cost):

   Plant materials and operating supplies     828,776                  15,354             253,346    432,700
 Other current assets                       2,452,605   1,317,578   3,681,287              56,335                   (92)   1,062
     Total Current Assets                  54,812,856  22,361,034  57,759,069           4,424,692    432,407    551,046  703,477
Deferred Debits:
   Unamortized debt expense                   340,980                 340,980
   Unrecovered regulatory plant costs
   Other deferred debits                    4,810,795               3,323,269               1,118             1,114,524  112,833
       Total Deferred Debits                5,151,775               3,664,249               1,118             1,114,524  112,833
   Total Assets                          $179,282,581 $66,671,398 $181,246,930     $   $5,867,033 $1,023,520 $6,400,469 $819,864



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1998

ASSETS (Continued)

                                                   EUA        Cogenex     EUA        EUA       EUA         EUA       EUA
                                                 Citizens     West       MUPA     WestCoast   FRC II      EC&S I    EC&S II
                                                 Corp.        Corp.    (Partn.)  (Partn.)    (Partn.)   (Partn.)    (Partn.)

Utility Plant and Other Investments:
   Utility plant in service                          $           $         $         $         $         $         $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                         3,935,206    1,845,238            2,596,864    77,490  11,972,480  18,243,219
   Less accumulated provision for depreciation    769,375      656,731            2,068,921    77,490   2,812,735   8,500,507
   Net non-utility property                     3,165,832    1,188,507              527,944             9,159,744   9,742,712
   Investments in subsidiaries (at equity)
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                                          2,070,505
   Leases receivable                                         1,749,358                                  1,431,389   2,626,148
   Other                                          109,791    5,084,003               46,571                59,395      72,015
   Total Utility Plant and Other Investments    3,275,622   10,092,374              574,515            10,650,528  12,440,876
Current Assets:
   Cash and temporary cash investments            132,818     283,780       134      58,968    50,975     283,280     807,855
   Notes receivable                                           276,442               148,683
   Leases receivable                                          596,722                                     136,628     339,100
   Accounts receivable - Net:
       Customers                                4,429,241   1,302,830    23,750      19,413   588,761     495,337      76,835
       Accrued unbilled revenue
       Others                                  (2,099,026)  1,380,127                85,869               746,158   2,822,050
   Accounts receivable - associated companies      66,223      91,278
      Materials and supplies (at average cost):

     Plant materials and operating supplies                   127,377
   Other current assets                            10,437      21,155
       Total Current Assets                     2,539,692   4,079,712    23,883     312,933   639,736   1,661,402   4,045,840
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits                          170,497      87,772                                                     781
       Total Deferred Debits                      170,497      87,772                                                     781
   Total Assets                                $5,985,811 $14,259,858   $23,883    $887,448  $639,736 $12,311,930 $16,487,497

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1998



LIABILITIES
                                           EUA                         EUA            EUA        EUA         EUA         EUA
                                         Cogenex                     Cogenex         Nova        Day     Day I &  II     NEM
                                      Consolidated   Elimination   Corporation    (Division) (Division)  (Division)     Inc.

Capitalization:
   Common equity                         $49,296,318   $15,797,012   $49,295,572          $   $1,645,272 ($1,555,825) $9,805,702
   Non-redeemable preferred stock of Sub.         $
   Redeemable preferred stock of                  $
     subsidiaries - net                           75
   Preferred stock redemption cost                $
   Partnerships' capital                         ($)    28,523,352
   Long-term debt - net                  $79,000,000                  79,000,000
     Total Capitalization                128,296,393    44,320,364   128,295,572               1,645,272  (1,555,825)  9,805,702
Current Liabilities:
   Preferred stock sinking fund requir.
   Long-term debt due within one year      6,700,000                   6,700,000
   Notes payable                          34,953,760    16,888,982    35,000,000               1,801,059   2,409,452
   Accounts payable                        1,932,868                     250,810               1,080,225                   1,020
   Accounts payable - associated comp.     1,579,943     4,154,473     2,264,071                 639,585     121,990     198,041
   Customer deposits
   Taxes accrued                             185,332                      44,282                  33,624
   Interest accrued                        1,363,278     1,317,578     1,363,278                 430,571      47,903
   Dividends declared
   Other current liabilities               5,334,262                   4,154,903                  30,491
     Total Current Liabilities            52,049,444    22,361,034    49,777,343               4,015,556   2,579,344     199,061
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                  2,302,944       (10,000)    2,139,185                 206,205                      (4)
     Total Deferred Credits                2,302,944       (10,000)    2,139,185                 206,205                      (4)
Accumulated deferred taxes                (3,366,200)                  1,034,830                                      (3,604,290)
Commitments and contingencies
  Total Liabilities and Capitalization  $179,282,581   $66,671,398  $181,246,930          $   $5,867,033  $1,023,520  $6,400,469

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1998



LIABILITIES (continued)                                            EUA
                                          EUA           EUA       Cogenex   EUA      EUA       EUA         EUA          EUA
                                        Cogenex      Citizens      West     MUPA    WestCoast  FRC II      EC&S I      EC&S II
                                        Canada      Corporation   Corpor.  (Partn.) (Partn.)  (Partn.)   (Partn.)     (Partn.)

Capitalization:
   Common equity                         $770,025    $260,723  $4,871,861       $         $         $             $           $
   Non-redeemable preferred stock of
         subsidiaries
   Redeemable preferred stock of
     subsidiaries - net                                    75
   Preferred stock redemption cost
   Partnerships' capital                                                    23,883   859,701   639,736   11,928,776   15,071,255
   Long-term debt - net
     Total Capitalization                 770,025     260,798   4,871,861   23,883   859,701   639,736   11,928,776   15,071,255
Current Liabilities:
   Preferred stock sinking fund requir.
   Long-term debt due within one year
   Notes payable                          (52,320)  4,599,000   8,085,552
   Accounts payable                       (95,985)    125,134      71,042              1,917                 36,081      462,624
   Accounts payable - associated comp.   (184,352)    545,274   1,407,301             23,709                100,483      618,315
   Customer deposits
   Taxes accrued                           76,000         182      31,244
   Interest accrued                                   335,506     503,598
   Dividends declared
   Other current liabilities              240,980      32,187     171,923             22,121                267,590      414,068
     Total Current Liabilities            (15,677)  5,637,282  10,270,660             47,746                404,154    1,495,007
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                  65,515      21,287     (19,478)           (20,000)               (21,000)     (78,765)
     Total Deferred Credits                65,515      21,287     (19,478)           (20,000)               (21,000)     (78,765)
Accumulated deferred taxes                             66,445    (863,186)
Commitments and contingencies
  Total Liabilities and Capitalization   $819,864  $5,985,811 $14,259,858  $23,883  $887,448  $639,736  $12,311,930  $16,487,497

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 1998


                                           EUA                         EUA          EUA         EUA         EUA       EUA
                                         Cogenex                     Cogenex       Nova         Day     Day I &  II   NEM
                                      Consolidated   Elimination   Corporation  (Division)  (Division)  (Division)    Inc.

Operating Revenues                     $27,912,160            $    $11,266,975 $1,331,498  $3,993,665      $5,055  $1,885,010
Operating Expenses:
 Operation                              19,725,881                   8,214,702  1,851,988   3,539,795     532,125       4,361
 Maintenance                               443,126                     186,186                                         10,517
 Depreciation and amortization           6,176,482                   3,501,017     44,121      34,843     115,004     391,626
 Taxes - Other than income                 475,111                     190,113     56,251     112,540       6,747          55
            - Income (credit)             (217,872)                   (564,262)      (387)                            369,471
            - Deferred                     207,029                      78,146                                        145,950
    Total Operating Expenses            26,809,757                  11,605,901  1,951,974   3,687,178     653,876     921,980
       Operating Income                  1,102,403                    (338,926)  (620,475)    306,487    (648,821)    963,030
Other Income and Deductions:
 Interest and dividend income            3,302,894       512,768     3,222,075        (41)
 Equity in earnings of jointly-
   owned companies                          (9,798)    2,476,359     2,466,561
 Allowance for other funds used during
   construction
 Other (deductions) income - net           264,208                     327,414     22,063      (1,236)                 (1,344)
   Total Other Income                    3,557,305     2,989,127     6,016,051     22,022      (1,236)                 (1,344)
     Income (Loss) Before Interest
          Charges                        4,659,708     2,989,127     5,677,125   (598,453)    305,251    (648,821)    961,686
Interest Charges:
 Interest on long-term debt              3,880,574                   3,880,574
 Amortization of debt expense and
      premium
 Other interest expense (principally
   short-term notes)                     1,238,126       512,768     1,158,979     37,978      49,693      20,271
 Allowance for borrowed funds used
           during
   construction - (credit)                 (95,400)                    (48,800)
     Total Interest Charges              5,023,300       512,768     4,990,753     37,978      49,693      20,271
       Net Income (Loss) before
            preferred return              (363,592)    2,476,359       686,372   (636,431)    255,558    (669,091)    961,686
Preferred Return Requirement
         Net (Loss) Income               ($363,592)   $2,476,359      $686,372  ($636,431)   $255,558   ($669,091)   $961,686



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (continued)
FOR THE SIX MONTHS ENDED JUNE 30, 1998

                                                                 EUA
                                           EUA        EUA       COGENEX       EUA       EUA       EUA        EUA        EUA
                                          Cogenex   Citizens      WEST        MUPA    WestCoast  FRC II     EC&S I     EC&S II
                                          Canada   Corporation Corporation  (Partn.)  (Partn.)  (Partn.)   (Partn.)   (Partn.)

Operating Revenues                        $126,352 $3,204,215 $1,406,201        $    $104,500        $     $1,198,014 $3,390,674
Operating Expenses:
   Operation                               119,838  2,704,327  1,368,143        50      3,231                  38,098  1,349,224
   Maintenance                                           (806)    58,746               20,709                  23,562    144,214
   Depreciation and amortization                      262,296    294,374              101,852                 401,642  1,029,708
   Taxes - Other than income                           52,329     57,075
              - Income (credit)             52,435     26,166   (101,295)
              - Deferred                                         (17,067)
      Total Operating Expenses             172,273  3,044,312  1,659,976        50    125,791                 463,302  2,523,145
         Operating Income                  (45,921)   159,904   (253,775)      (50)   (21,291)                734,712    867,529
Other Income and Deductions:
   Interest and dividend income            194,256               186,446               30,807                  62,935    119,184
   Equity in earnings of jointly-
     owned companies
   Allowance for other funds used during
     construction
   Other (deductions) income - net         (82,047)                   (9)                 508                    (570)      (570)
     Total Other Income                    112,208               186,437               31,315                  62,365    118,614
       Income (Loss) Before Interest
         charges                            66,287    159,904    (67,338)      (50)    10,024                 797,077    986,143
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                      78,642    159,534    240,710                                        5,088
   Allowance for borrowed funds used during
     construction - (credit)                          (36,800)    (9,800)
       Total Interest Charges               78,642    122,734    230,910                                        5,088
         Net Income (Loss) before
             preferred return              (12,356)    37,170   (298,248)      (50)    10,024                 791,989    986,143
Preferred Return Requirement
         Net (Loss) Income                ($12,356)   $37,170  ($298,248)     ($50)   $10,024        $       $791,989   $986,143

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 1998


                                            EUA                         EUA        EUA        EUA         EUA         EUA
                                          Cogenex                     Cogenex      Nova       Day       Day I & II    NEM
                                       Consolidated   Elimination   Corporation  (Division) (Division) (Division)     Inc

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                         ($363,592)   $2,476,359     $686,372   ($636,431)  $255,558 ($669,091)     $961,686
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activ.:
    Depreciation and amortization         6,254,205        46,249    3,624,987      44,121     34,843   115,004       391,625
    Deferred taxes                          207,029                     78,146                                        145,950
    Gains on sales of investments in
       energy savings
       projects paid for with notes
       and leases receivable               (537,726)                  (274,083)
    Non - cash costs of energy saving
       projects sales                     5,998,428                  3,963,019
    Pension liability                        11,524                      9,211       2,313
    Amortization of deferred revenues      (184,782)                   (23,182)                                      (124,587)
    Collections and sales of project      5,416,185                  4,775,066
    Undistributed Equity earnings of sub.               3,819,005    3,819,005
    Other - net                          (2,319,676)       48,077   (1,892,068)    (49,619)  (474,776)                   (141)
Net Changes to Working Capital:
    Accounts receivable                   4,273,710     2,088,599    2,459,989   3,160,155   (967,181)      292     1,140,723
    Materials and supplies                  964,354    (1,048,902)      48,215       2,418    (27,806)  (21,506)
    Accounts payable                       (892,515)   (2,011,626)     (95,385) (1,268,951) 1,125,640   106,990       245,105
    Accrued taxes                           (69,502)                      (667)    (12,853)     7,089
    Accrued interest                         96,397      (943,473)      96,397  (1,413,187)    49,624    20,271
    Other - net                          (1,588,943)    1,916,506      220,855      (5,450)     3,156                      92
    Net Cash Provided from (Used in)
       Operating Activities              17,265,096     6,390,794   17,495,877    (177,484)     6,147  (448,040)    2,760,453
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in
       energy savings projects          (15,177,713)               (12,162,449)    (11,462)  (516,218)
    Collections on notes and leases
       receivable                         7,182,770                  1,966,241                  2,138
    Proceeds from sale of Assets          3,853,374     1,989,650    3,860,138   1,982,886
     Investments in subsidiaries
     Net Cash Provided from (Used in)
       investing activities              (4,141,569)    1,989,650   (6,336,070)  1,971,424   (514,080)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt                  (5,100,000)                (5,100,000)
             Premium on reacquisition
         Dividends declared                            (1,850,000)                                                 (1,850,000)
      Capital contribution - EUA
      Partner's contribution (withdrawal)              (4,450,000)
     Net increase (decrease) in short-
       term debt                         (5,739,761)   (2,080,444)  (2,550,000) (1,752,150)   128,987   448,040      (348,222)
     Net Cash Provided from (Used in)
       Financing Activities             (10,839,761)   (8,380,444)  (7,650,000) (1,752,150)   128,987   448,040    (2,198,222)
NET (DECREASE) INCREASE IN CASH           2,283,766            (0)   3,509,807      41,790   (378,946)       (0)      562,231
Cash and temporary cash investments
      at beginning of year                4,472,365                    718,132     (41,790)   149,729                 384,367
Cash and temporary cash investments
      at end of year                     $6,756,131           ($0)  $4,227,939          $   ($229,217)      ($0)     $946,598
Cash paid during the year for:
   Interest (net amounts capitalized)    $5,119,697                 $5,119,697                     $
   Income Taxes                            $378,647                    $43,085                                       $310,456
Conversion of investments in energy
     savings projects
       to notes and leases receivable      $965,984                   $714,532

() Denotes contra

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (continued)
FOR THE SIX MONTHS ENDED JUNE 30, 1998


                                            EUA         EUA           EUA      EUA     EUA        EUA      EUA           EUA
                                          Cogenex     Citizens   Cogenex West  MUPA   WestCoast  FRC II   EC&S I      EC&S II
                                          Canada      Corpor.      Corpor.   (Partn.) (Partn.)  (Partn)  (Partn.)    (Partn.)

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                          ($12,356)   $37,170    ($298,248) ($50)  $10,024        $     $791,989     $986,143
Adjustments to Reconcile Net Income
  (Loss)
  to Net Cash Provided by Operating Act.
    Depreciation and amortization                      262,296      294,375         101,852               401,643    1,029,708
    Deferred taxes                                                  (17,067)
    Gains on sales of investments in
       energy savings
       projects paid for with notes and
          leases receivable                                         (96,777)                             (151,614)     (15,252)
    Non - cash costs of energy saving sales            357,023      689,144                                            989,242
    Pension liability
    Amortization of deferred revenues         3,987                                 (20,000)              (21,000)
    Collections and sales of project
      notes and leases receivable           300,385          29,939                71,405      239,390
    Undistributed Equity earnings of sub.
    Other - net                             (63,553)   (57,816)     253,372                               100,000      (86,998)
Net Changes to Working Capital:
    Accounts receivable                     805,104    821,951      381,743         133,647              (201,977)  (1,372,137)
    Materials and supplies                                                          (85,869)
    Accounts payable                     (3,520,160)    22,707     (153,685)         23,709                47,164      562,725
    Accrued taxes                           (72,167)       123        8,973
    Accrued interest                                   159,531      240,288
    Other - net                             253,397    (13,340)     189,875        (395,289)              143,410      (69,143)
    Net Cash Provided from (Used in)
     Operating Activities                (2,605,748) 1,589,645    1,792,378   (50) (201,987)            1,181,020    2,263,678
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in
      energy savings projects                         (206,996)  (2,045,737)                              (25,342)    (209,509)
    Collections on notes and leases
      receivable                          5,214,391
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in)
       Investing Activities               5,214,391   (206,996)  (2,045,737)                              (25,342)    (209,509)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
             Premium on reacquisition
             and financing expenses
         Dividends declared
      Capital contribution - EUA
      Partner's contribution (withdrawal)                                          (400,000) (300,000) (1,500,000)  (2,250,000)
     Net increase (decrease) in short-
       term debt                          (3,198,495)  (829,000)     297,734                               (17,099)
     Net Cash Provided from (Used in)
      Financing Activities               (3,198,495)  (829,000)     297,734        (400,000) (300,000) (1,517,099)  (2,250,000)
NET (DECREASE) INCREASE IN CASH            (589,852)   553,649       44,375   (50) (601,987) (300,000)   (361,421)    (195,831)
Cash and temporary cash investments
   at beginning of year                     782,852   (420,831)     239,405   184   660,955   350,975     644,701    1,003,686
Cash and temporary cash investments
    at end of year                         $193,000   $132,818     $283,780  $134   $58,968   $50,975    $283,280     $807,855
Cash paid during the year for:
  Interest (net of amounts capitalized)          $          $            $                                                  $
  Income                                               $18,525       $6,581
Conversion of investments in energy savings
  projects to notes and leases receivable        $                 $205,694                                    $        $45,758


() Denotes contra

Business Line



                                     Project Equipment
                                         in Service           Revenues
                                        as of 6/30/98        as of 6/30/98


Demand Side Mgmt./Energy Mgmt. Services  $90,286,725         $20,338,990

Manufacturing and Fabrication                                 $5,330,219

Consulting                                                    $2,242,951

TOTAL                                    $90,286,725         $27,912,160

Geographic Location


                                     Project Equipment
                                        in Service           Revenues
                                        as of 6/30/98       as of 6/30/98

New England / New York Region            $58,663,405         $20,807,053

United States excluding New England      $31,623,320          $6,978,756
and New York

Canada                                                          $126,351

All areas of the world excluding the
U.S. and Canada
TOTAL                                    $90,286,725         $27,912,160
